FEE WAIVER AND EXPENSE LIMITATION AGREEMENT
FOR
EMERGING MARKETS FUND
     THIS AGREEMENT , dated as of                     , 2006, is made and entered into by and between Scottish Widows Investment Partnership Trust, a Delaware statutory trust (the “Trust”), on behalf of its Emerging Markets Fund series (the “Fund”), and Scottish Widows Investment Partnership Ltd. (the “Adviser”).
     WHEREAS , the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Management Agreement of even date, between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”); and
     WHEREAS , the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;
     NOW , THEREFORE , the Trust and the Adviser hereby agree as follows:
     1. Until April 30, 2008, the Adviser agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (and, as necessary, to bear other expenses) to the extent necessary to limit the operating expenses of the Fund (exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, such as litigation) (“Operating Expenses”) to an annual rate of 1.50% of the Fund’s average daily net assets. The obligation of the Adviser hereunder shall be determined monthly in connection with the computation of the investment advisory fee, if any, due to the Adviser.
     2. The Fund agrees to pay to the Adviser the amount of fees reduced (and other amounts paid) pursuant to Section 1 (the “Recoupment Amount”) for a period of three years following the date on which the fee was reduced or other amount paid (the “Recoupment Period”), subject to the limitations provided in this Section. Such repayment shall be made monthly, but only if the Operating Expenses of the Fund, without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) of 1.50% or less. Furthermore, the Recoupment Amount paid by the Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other Operating Expenses of the Fund do not exceed the foregoing annual percentage rate. In no event will the Fund be obligated to pay any fees waived or deferred by the Adviser with respect to any other series of the Trust.
     3. The Adviser may elect in its discretion to terminate any fee waiver for any period following the date of expiration of this agreement, but no such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of Deferred Fees with respect to periods prior to such termination.
     4. A copy of the Certificate of Statutory Trust establishing the Trust is on file with the Secretary of State of Delaware, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

     IN WITNESS WHEREOF , the parties hereto have executed this Agreement as of the date first above written.

Scottish Widows Investment Partnership Trust
on behalf of its series
Global Emerging Markets Fund	Scottish Widows Investment Partnership Ltd.

By:	By:

Name:	Name:

Title:	Title: